HARPOON THERAPEUTICS, INC.

131 Oyster Point Blvd, Suite 300

South San Francisco, CA 94080

April 21, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik

Re:	Harpoon Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 13, 2020
File No. 333-237175

Acceleration Request
Requested Date:	April 23, 2020
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-237175) (the “Registration Statement”) to become effective on April 23, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Division of Corporation Finance. The Registrant hereby authorizes each of Laura Berezin, Robert Phillips and Jonie Kondracki of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Laura Berezin of Cooley LLP at (650) 843-5128, Robert Phillips of Cooley LLP at (415) 693-2020 or Jonie Kondracki of Cooley LLP at (415) 693-2174.

[Signature page follows]

Very truly yours,

Harpoon Therapeutics, Inc.

By:	/s/ Georgia Erbez
Georgia Erbez
Chief Financial Officer

cc:	Gerald McMahon, Harpoon Therapeutics, Inc.
Laura Berezin, Cooley LLP
Robert Phillips, Cooley LLP
Jonie Kondracki, Cooley LLP